EXHIBIT 12
PILGRIM'S PRIDE CORPORATION
COMPUTATION OF RATIO EARNINGS TO FIXED CHARGES

	Thirty-Nine Weeks Ended
	September 25, 2016	September 27, 2015
	(In thousands)
Earnings:
Income before income taxes	$561,627	$896,663
Add: Total fixed charges (see below)	45,182	35,876
Less: Interest capitalized	1,653	3,144
Total earnings	$605,156	$929,395

Fixed charges:
Interest(a)	$37,193	$30,014
Portion of noncancelable lease expense representative of interest factor(b)	7,989	5,862
Total fixed charges	$45,182	$35,876

Ratio of earnings to fixed charges	13.39	25.91

(a)    Interest includes amortization of capitalized financing fees.
(b)    One-third of noncancelable lease expense is assumed to be representative of the interest factor.